

June 7, 2011

Lawrence A. Siebert
Chief Executive Officer
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763

      Re: **Chembio Diagnostics, Inc.**
              Item 4.01 Form 8-K
              Filed May 31, 2011
              File No. 0-30379

Dear Mr. Siebert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

1. Please revise your disclosure to state whether the former accountant resigned, declined to stand for re-election or was dismissed and the specific date thereof, as required by Item 304(a)(1)(i) of Regulation S-K. Your revised disclosure should also indicate whether the decision to change accountants was recommended or approved by the board of directors.

2. Please obtain an updated letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K and file the letter with your revised Form 8-K as Exhibit 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3627 if you have any questions regarding the processing of your response as well as any questions regarding the comments.

Sincerely,

Sasha Parikh
Staff Accountant